Alcon Reports Third Quarter and Nine Months 2019 Results

•	Third quarter sales of $1.8 billion, an increase of 4%, or 6% constant currency (cc)

•	Expands new product pipeline with the successful launch of PanOptix and PRECISION1 in the US

•	Announces a transformation program that reinvests savings into strategic growth initiatives supporting its long-term financial goals

Geneva, November 19, 2019 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the third quarter and nine months ended September 30, 2019.
Third quarter and nine months 2019 key figures

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Net sales ($ millions)	1,841	1,762	5,481	5,360
Operating margin (%)	(1.0)%	(16.1)%	(2.2)%	(3.2)%
Core operating margin (%)(1)	17.4%	17.0%	17.2%	17.8%
(Loss) per share ($)	(0.14)	(0.42)	(1.16)	(0.32)
Core diluted earnings per share ($)(1)	0.46	0.50	1.43	1.60

For the third quarter of 2019, worldwide sales were $1.8 billion, an increase of 4% on a reported basis and an increase of 6% on a constant currency basis(2), as compared to the same quarter of the previous year. Third quarter 2019 diluted losses per share were $0.14 and core diluted earnings per share were $0.46.

"We reported another good quarter, delivering solid top line and core operating income growth as a result of our increased focus and disciplined execution," said David Endicott, Alcon’s Chief Executive Officer. "Our recent launches of PRECISION1 and PanOptix are off to a strong start, as customers show significant interest in these key products. We also closed on a successful multi-tranche bond offering that refinanced shorter-term debt into a long-term capital structure.”

Mr. Endicott continued, “Our momentum is strong as an independent company. We’re going to build on this success by proactively implementing a multi-year transformation program that will further simplify and streamline our processes, accelerate innovation and strengthen our commercial position. We will reinvest these savings to support new product development and launches. We expect this will drive top line growth, deliver the operating leverage described in our long term objectives and ultimately create significant value for our customers, patients and shareholders."

Third Quarter and Nine Months 2019 Results
Worldwide sales for the third quarter were $1.8 billion, an increase of 4%, or 6% on a constant currency basis, compared to the third quarter of 2018. Sales growth was driven by the Company's four key growth platforms within the Surgical and Vision Care segments: AT-IOLs, Vitreoretinal, DAILIES TOTAL1 contact lens and Systane Complete eye drops.

For the nine months ended September 30, 2019, worldwide sales were $5.5 billion, up 2%, or 5% on a constant currency basis, compared to the nine months ended September 30, 2018.

The following table highlights net sales by segment for the third quarter and nine months of 2019:

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2019	2018	$	cc(2)	2019	2018	$	cc(2)

Surgical
Implantables	287	269	7	8	872	846	3	6
Consumables	571	529	8	9	1,710	1,648	4	7
Equipment/other	161	167	(4)	(2)	488	478	2	5
Total Surgical	1,019	965	6	7	3,070	2,972	3	6
Vision Care
Contact lenses	518	491	5	7	1,509	1,478	2	5
Ocular health	304	306	(1)	—	902	910	(1)	2
Total Vision Care	822	797	3	4	2,411	2,388	1	4
Net sales to third parties	1,841	1,762	4	6	5,481	5,360	2	5
Surgical momentum continues; favorable results from PanOptix
Surgical net sales of $1.0 billion, which include implantables, consumables and equipment/other, increased 6%, or 7% on a constant currency basis compared to the third quarter 2018, driven by high-single digit growth in the implantables and consumables subcategories offset by a decline in equipment/other. Strong demand for PanOptix, steady growth in monofocals and pull-through of dedicated consumables were partially offset by a decline in procedural eye drops and refractive equipment. Year-to-date, Surgical net sales increased 3%, or 6% on a constant currency basis, compared to the nine months ended September 30, 2018.

Innovation drives growth in Vision Care; PRECISION1 launch on track
Vision Care net sales of $0.8 billion, which include contact lenses and ocular health, increased 3%, or 4% on a constant currency basis compared to the third quarter of 2018. Sales of DAILIES TOTAL1 and Systane Complete continued to achieve double-digit gains during the quarter. Year-to-date Vision Care net sales for the first nine months increased 1%, or 4% on a constant currency basis compared to the nine months ended September 30, 2018. The US launch of PRECISION1 is underway and early reception has been favorable.

Core operating income growth
Third quarter 2019 operating loss was $18 million, which includes charges of $258 million from the amortization of certain intangible assets and $77 million of separation costs. Excluding these and other adjustments, third quarter core operating income was $320 million. Third quarter core operating margin of 17.4% increased by 40 bps, including an unfavorable impact of 20 bps from foreign exchange, compared to the third quarter of 2018.

Operating loss for the nine months ended September 30, 2019 was $119 million, which includes charges of $771 million from the amortization of certain intangible assets, $155 million of separation costs and $72 million of spin readiness costs. Excluding these and other adjustments, core operating income for the nine month period was $944 million. Core operating margin for the nine months ended September 30, 2019 of 17.2% decreased by 60 bps, including an unfavorable impact of 70 bps from foreign exchange, compared to the nine months ended September 30, 2018.

Diluted earnings per share (EPS)
Third quarter 2019 diluted losses per share were $0.14. Core diluted earnings per share were $0.46 for the third quarter, including $0.06 per share for interest on financial borrowings and the write-off of unamortized debt issuance costs at the time of refinancing.

Diluted losses per share for the nine months ended September 30, 2019 were $1.16 per share, including $0.62 per share in non-cash tax expense resulting from Swiss tax reform. Core diluted earnings were $1.43 per share for the nine months ended September 30, 2019.

Increase in authorized shares
Today, the Alcon board approved the issuance of 3 million additional registered shares, nominal value CHF 0.04 per share, in order to fulfill the future vesting of existing and future equity compensation awards. These additional shares will be issued out of the Company’s authorized share capital according to the authority granted by the shareholders at the Company’s last Annual General Meeting held on January 29, 2019 and reflected in the Company’s Articles of Incorporation. The Company had 488.2 million shares outstanding as of September 30, 2019. While the transaction will increase the number of shares available for issuance under the Company’s equity compensation plans, there will be no immediate impact on the number of shares outstanding or earnings per share calculations until shares are delivered to plan participants. The transaction is expected to close by year-end.

Balance sheet highlights
The Company ended the third quarter with a cash position of $792 million. Debt totaled $3.5 billion as of September 30, 2019, including $1.5 billion in borrowings executed immediately prior to the Spin-Off and $2 billion in senior notes issued in September 2019. The Company ended the third quarter with a net debt(3) position of $2.7 billion.

Announces new multi-year transformation program
Following a comprehensive review, the Company has identified significant efficiencies from organizational realignment, the creation of global shared services and process improvements. The Company expects to reinvest these efficiency gains into key drivers that will accelerate growth, create shareholder value and position Alcon to achieve its long-term financial goals.

The Company expects to incur costs of $300 million and drive savings of $200 to $225 million on an annualized run rate by 2023 that will be reinvested primarily in research and development and new product marketing to achieve top line growth.

Financial Outlook
Based on solid performance year-to-date, the Company has updated its full year 2019 guidance. The Company expects worldwide net sales growth for the full year 2019 of 4%-5% on a constant currency basis, core operating margin of 17%-17.5%, and core effective tax rate(4) of 17%-18%.

Following a recent assessment, the Company increased its expected separation costs from the original $300 million to approximately $500 million, reflecting updated estimates for the replication of IT systems and the transition of certain manufacturing capabilities following its separation from Novartis. Separation costs will continue to be core-adjusted from reported results.

The Company reiterates its long-term financial goals for mid-single digit sales CAGR, core operating margin of low-to-mid 20 percent and free cash flow of 2.5-3x last year's level.

Webcast and Conference Call Instructions
The Company will host a conference call on November 20 at 2:00 p.m. Central European Time / 8 a.m. Eastern Time to discuss its third quarter 2019 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.

The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, https://investor.alcon.com/financials/quarterly-results/, at the beginning of the conference, or by clicking on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2019/Alcons-Third-Quarter-2019-Earnings-Conference/default.aspx

Footnotes (pages 1-4)

(1)
Core results, such as core operating margin and core EPS, are non-IFRS measures.  For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.

(2)
Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the prior year and comparing them to prior year values in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

(3)
Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.

(4)
Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts; uncertainties regarding the success of Alcon’s separation and spin-off from Novartis, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global economic, financial, legal, tax, political, and social change; ongoing industry consolidation; its ability to maintain relationships in the healthcare industry; changes in inventory levels or buying patterns of its customers; its reliance on sole or limited sources of supply; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; its success in completing and integrating strategic acquisitions; the effects of litigation, including product liability lawsuits; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals, including CyPass; data breaches; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the sufficiency of its insurance coverage; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; ability to service its debt obligations; the need for additional financing; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon’s shareholder base; the ability to declare and pay dividends; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property

This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, constant currencies, net (debt)/liquidity, and free cash flow.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss (FVPL), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:

•	the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and

•	the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net liquidity/(debt)
Alcon defines net liquidity/(debt) as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net liquidity/(debt) is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Third quarter / nine months 2019 net sales by region

	Three months ended September 30				Nine months ended September 30
($ millions unless indicated otherwise)	2019		2018		2019		2018

United States	759	41%	750	43%	2,275	42%	2,212	41%
International	1,082	59%	1,012	57%	3,206	58%	3,148	59%
Net sales to third parties	1,841	100%	1,762	100%	5,481	100%	5,360	100%

Consolidated income statement (unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions except (loss) per share)	2019	2018	2019	2018
Net sales to third parties	1,841	1,762	5,481	5,360
Sales to former parent	—	—	—	2
Other revenues	27	—	114	—
Net sales and other revenues	1,868	1,762	5,595	5,362
Cost of net sales	(900)	(1,194)	(2,747)	(3,049)
Cost of other revenues	(18)	—	(99)	—
Gross profit	950	568	2,749	2,313
Selling, general & administration	(717)	(692)	(2,133)	(2,067)
Research & development	(179)	(132)	(492)	(421)
Other income	17	(8)	35	73
Other expense	(89)	(20)	(278)	(71)
Operating (loss)	(18)	(284)	(119)	(173)
Interest expense	(35)	(7)	(79)	(19)
Other financial income & expense	(11)	(7)	(27)	(21)
(Loss) before taxes	(64)	(298)	(225)	(213)
Taxes	(2)	91	(340)	59
Net (loss)	(66)	(207)	(565)	(154)

(Loss) per share
Basic	(0.14)	(0.42)	(1.16)	(0.32)
Diluted	(0.14)	(0.42)	(1.16)	(0.32)

Weighted average number of shares outstanding (millions)(1)
Basic	488.2	488.2	488.2	488.2
Diluted	488.2	488.2	488.2	488.2

(1)	For periods prior to the spin-off, the denominator for basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the Spin-Off.

Balance sheet highlights

($ millions)	September 30, 2019	December 31, 2018
Cash and cash equivalents	792	227
Current financial debts	249	47
Non-current financial debts	3,216	—

Free cash flow
The following is a summary of Alcon free cash flow for the nine months ended September 30, 2019 and 2018, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Nine months ended September 30
($ millions)	2019	2018

Net cash flows from operating activities	574	914
Purchase of property, plant & equipment	(314)	(316)
Free cash flow	260	598

Net (debt)/liquidity

($ millions)	At September 30, 2019

Current financial debt	(249)
Non-current financial debt	(3,216)
Total financial debt	(3,465)

Less liquidity:
Cash and cash equivalents	792
Derivative financial instruments	8
Total liquidity	800
Net (debt)/liquidity	(2,665)

Reconciliation of IFRS to Core results
Three months ended September 30, 2019

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Separation costs(2)	Other items(3)	Core Results
Gross profit	950	252	4	(31)	1,175
Selling, general & administration	(717)		8	5	(704)
Research & development	(179)	6	1	19	(153)
Other income	17				17
Other expense	(89)		64	10	(15)
Operating (loss)/income	(18)	258	77	3	320
(Loss)/income before taxes	(64)	258	77	3	274
Taxes(4)	(2)	(34)	(19)	5	(50)
Net (loss)/income	(66)	224	58	8	224
Basic (loss)/earnings per share	(0.14)				0.46
Diluted (loss)/earnings per share	(0.14)				0.46
Basic - weighted average shares outstanding(5)	488.2				488.2
Diluted - weighted average shares outstanding(5)	488.2				490.6

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Company’s Spin-Off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)
Gross profit includes $38 million in fair value adjustments of contingent consideration liabilities, partially offset by $7 million in manufacturing sites consolidation activities and integration related expenses for recent acquisitions. Selling, general & administration primarily includes expenses for integration of recent acquisitions. Research & development primarily includes the amortization of option rights and expenses for integration of recent acquisitions and a post-marketing study following a product's voluntary market withdrawal. Other expense primarily includes transformation program costs and fair value adjustments of a financial asset.

(4)
Total tax adjustments of $48 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $338 million totaled $58 million with an average tax rate of 17.2%.

Core tax adjustments for discrete items totaled $10 million, primarily related to the re-measurement of deferred tax assets and liabilities following a tax rate change in India and other items.

(5)
Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 6 to the Condensed Consolidated Interim Financial Statements.

Reconciliation of IFRS to Core results (continued)
Three months ended September 30, 2018

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	568	249	337			(25)	1,129
Selling, general & administration	(692)						(692)
Research & development	(132)	3				(3)	(132)
Other income	(8)			(1)		16	7
Other expense	(20)				3	4	(13)
Operating (loss)/income	(284)	252	337	(1)	3	(8)	299
(Loss)/income before taxes	(298)	252	337	(1)	3	(8)	285
Taxes(6)	91						(41)
Net (loss)/income	(207)						244
Basic (loss)/earnings per share	(0.42)						0.50
Diluted (loss)/earnings per share	(0.42)						0.50
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						488.2

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)	Other income includes other restructuring income and related items.

(4)	Includes legal costs related to an investigation.

(5)
Gross Profit and Research & development include charges and reversal of charges related to a product’s voluntary market withdrawal. Research & development also includes amortization of option rights. Other income includes fair value adjustments on a financial asset. Other expense includes other items.

(6)
Tax associated with operating income core adjustments of $583 million totaled $132 million. The average tax rate on the adjustments is 22.6% since the nine months ended, September 30, 2018 core tax charge of 14.2% has been applied to the pre-tax income of the period.

(7)	For periods prior to the Spin-Off, the denominator for both core basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the Spin-Off.

Reconciliation of IFRS to Core results (continued)
Nine months ended September 30, 2019

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Separation costs(2)	Legal items(3)	Other items(4)	Core Results
Gross profit	2,749	754	7		(21)	3,489
Selling, general & administration	(2,133)		21		14	(2,098)
Research & development	(492)	17	3		39	(433)
Other income	35				(1)	34
Other expense	(278)		124	32	74	(48)
Operating (loss)/income	(119)	771	155	32	105	944
(Loss)/income before taxes	(225)	771	155	32	105	838
Taxes(5)	(340)	(104)	(37)	(8)	353	(136)
Net (loss)/income	(565)	667	118	24	458	702
Basic (loss)/earnings per share	(1.16)					1.44
Diluted (loss)/earnings per share	(1.16)					1.43
Basic - weighted average shares outstanding(6)	488.2					488.2
Diluted - weighted average shares outstanding(6)	488.2					489.6

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Company’s Spin-Off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Includes legal settlement costs and certain external legal fees.

(4)
Gross Profit includes $38 million in fair value adjustments of contingent consideration liabilities, partially offset by $17 million in spin readiness costs, manufacturing sites consolidation activities, and integration of recent acquisitions. Selling, general & administration primarily includes spin readiness costs and the integration of recent acquisitions. Research & development includes $53 million for the amortization of option rights, post-marketing study following a product's voluntary market withdrawal, and the integration of recent acquisitions, partially offset by $14 million in fair value adjustments for contingent consideration liabilities. Other income and expense primarily includes spin readiness costs, transformation program costs, and fair value adjustments of a financial asset and other items.

(5)
Total tax adjustments of $204 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1,063 million totaled $172 million with an average tax rate of 16.2%.

Core tax adjustments for discrete items totaled $376 million, including a $301 million non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform, $68 million tax expense related to rate changes in the US following the Spin-Off, $5 million non-cash tax expense related to the re-measurement of deferred tax assets and liabilities following a tax rate change in India, and net changes in uncertain tax positions.

(6)
Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 6 to the Condensed Consolidated Interim Financial Statements.

Reconciliation of IFRS to Core results (continued)
Nine months ended September 30, 2018

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	2,313	751	376			(25)	3,415
Selling, general & administration	(2,067)						(2,067)
Research & development	(421)	8				28	(385)
Other income	73			(2)	(1)	(43)	27
Other expense	(71)			3	22	9	(37)
Operating (loss)/income	(173)	759	376	1	21	(31)	953
(Loss)/income before taxes	(213)	759	376	1	21	(31)	913
Taxes(6)	59						(130)
Net (loss)/income	(154)						783
Basic (loss)/earnings per share	(0.32)						1.60
Diluted (loss)/earnings per share	(0.32)						1.60
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						488.2

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)	Includes restructuring income and charges and related items.

(4)	Includes legal costs related to an investigation.

(5)
Gross Profit and Research & development include charges and reversal of charges related to a product’s voluntary market withdrawal, including fair value adjustment of the associated contingent consideration liability. Research & development also includes amortization of option rights. Other income and expense primarily include fair value adjustments of a financial asset.

(6)	Tax associated with operating income core adjustments of $1.1 billion totaled $189 million. The core tax rate of 14.2% has been applied to core pre-tax income for the period.

(7)	For periods prior to the Spin-Off, the denominator for both core basic and diluted earnings per share was calculated using the shares of common stock distributed in the Spin-Off.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

Connect with us on

Investor Relations
Christina Cheng
+ 41 589 112 110 (Geneva)
+ 1 817 615 2789 (Fort Worth)
investor.relations@alcon.com

Media Relations
Wes Warnock
+ 41 589 112 111 (Geneva)
+ 1 817 615 2501 (Fort Worth)
globalmedia.relations@alcon.com